June 20, 2005

EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      JNLNY Separate Account I
         File Nos. 333-70384 and 811-08401

Dear Commissioners:

For the above referenced registrant, this filing is Post-Effective Amendment No. 18 under the Securities Act of 1933, and Amendment No. 66 under the Investment Company Act of 1940, to the registration statement, which filing is proposed to become effective on September 6, 2005.

We are making this filing under rule 485(a), and its purpose is to add two new guaranteed minimum withdrawal benefits (GMWBs), namely the 5% GMWB with Annual Step-Up and the 5% GMWB without Annual Step-Up.

The proposed disclosure is in supplement format with the changes marked. In particular, please note that the changes to the fee table excerpts are marked against corresponding portions of the current prospectus, with the changes also highlighted. About the proposed disclosure about the 5% GMWB with Annual Step-Up under the "Access To Your Money" section of the prospectus, it is marked against current prospectus disclosure about the 7% GMWB. Similarly, the proposed disclosure about the 5% GMWB without Step-Up is marked against the proposed disclosure about the 5% GMWB with Annual Step-Up, to show additional changes in relation to current prospectus disclosure about the 7% GMWB. Also, the examples for each of the new GMWBs derive from, and are marked against, Appendix C of the current prospectus.

As a courtesy, we will send along clean and marked hard copies of the supplement in Word format. A Tandy Letter accompanies this filing. Two more offerings of the same registrant will have the same changes, and a template request will follow this filing.

Please call or email me with your questions or comments. My direct line is (517) 367-3835, and my email address is scott.kreighbaum@jnli.com. Thank you.

Respectfully,

/s/ John S. Kreighbaum

John S. (Scott) Kreighbaum